Exhibit 99.1

A2Z Smart Technologies Corp. Announces Unaudited Preliminary Results for the Fourth Quarter and Full Year 2023

TEL AVIV, ISRAEL – March 21, 2024 – A2Z Smart Technologies Corp. (the “Company” or “A2Z”) (NASDAQ:AZ), a global leader in innovative technology solutions, announced today certain unaudited preliminary results for the fourth quarter and full-year 2023.

Selected Fourth Quarter and Full-Year 2023 Preliminary Results (Unaudited)

●	Revenue of approximately $11.3 million for the year ended December 31, 2023, compared to revenue of approximately $9.4 million for the year ended December 31, 2022, representing an increase of approximately 20% from the prior year. The higher revenue in 2023 was primarily due to the successful roll out of our smart cart to our clients.

●	Revenue of approximately $1.3 million during the three months ended December 31, 2023, a decrease of approximately 66% from the $3.8 million reported in the fourth quarter of 2022. The decrease is a result of the completion by end of Q3 of the delivery of almost all our Gen 2.5 smart carts to our clients. In January we launched our next generation 3.0 smart carts, which we anticipate to start deploying in Q2 2024. As a result, we anticipate minimal revenues from our smart cart operations in Q1 2024.

●	Operating loss for the year ended December 31, 2023 was approximately $17.9 million, compared to $16.7 million for the year ended December 31, 2022 and reflected the Company’s increased operations during 2023.

●	Cash was approximately $2.3 million as of December 31, 2023. In January 2024 the Company raised an additional $2.9 million after fees in a registered direct offering.

BenTsur Joseph, Chairman of the Board of A2Z, said, “Our success in 2023 was driven primarily by completion of our first fully delivered fleet of our Gen 2.5 smart carts to our clients during the second half of 2023. In 2024, we will be focusing our attention on the deployment of our next generation 3.0 smart cart launched in January 2024 at NRF 2024 Retail’s Big Show, meeting the demand from our existing backlog and filling orders for new clients.”

The data presented above is preliminary and unaudited, based upon our estimates, and subject to further internal review by our management and compilation of actual results. All of the data presented above has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any its procedures with respect to our accompanying preliminary financial data. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this data. Our actual results may differ from these estimates as a result of the completion of our audit and other developments that may arise between now and the time our financial results for the fourth quarter and fiscal year are finalized.

About A2Z Smart Technologies Corp.

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Forward Looking Statements

Matters discussed in this press release may contain forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the on SEDAR and with the Securities and Exchange Commission. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Forward-looking statements contained in this announcement are made as of this date, and the company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein.

Company Contact:

Gadi Graus, President

Gadi.g@a2zas.com

+972-3-3732328